Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

VOLUNTARY ANNOUNCEMENT

This announcement is made by CNOOC Limited (the “Company”, and together with its subsidiaries, the “Group”) on a voluntary basis, and reference is made to the voluntary announcement of the Company dated 30 November 2020.

The Company noted that the United States Department of Defense announced on 3 December 2020 that four Chinese companies (including China National Offshore Oil Corporation, the controlling shareholder of the Company) were added to the list of companies with alleged ties to the Chinese military. The relevant list can be found at: https://media.defense.gov/2020/Dec/03/2002545864/-1/-1/1/TRANCHE-4-QUALIFYING-ENTITIES.PDF.

The Company also noted that an executive order was signed by the President of the United States of America on 12 November 2020 to prohibit any transaction by any United States person in publicly traded securities, or any securities that are derivative of, or are designed to provide investment exposure to such securities, of companies with alleged ties to the Chinese military as defined in the executive order. The prohibition in the executive order is subject to certain divesture and other exemptions. The full text of the executive order can be found at: https://www.whitehouse.gov/presidential-actions/executive-order-addressing-threat-securities-investments-finance-communist-chinese-military-companies.

The Company is comprehensively assessing the impact of the situation on the Group and will close monitor relevant follow-up developments. The Company will make further announcements as appropriate in accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and applicable laws.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 4 December 2020

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Hu Guangjie	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

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